

SECURITIESA
Was

05043115

VE 5-12-05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 66436

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MURPHY + ASSOCIATES CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
AS OF MAY 2, 2005:

32129 LINDERO CANYON ROAD, SUITE 204
(No. and Street)

WESTLAKE VILLAGE, CA 91361
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM MURPHY (818) 808-3422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLTHOUSE CARLIN + VAN TRIGHT, LLP GREG HUTCHINS
(Name – *if individual, state last, first, middle name*)

4550 EAST THOUSAND OAKS BLVD., SUITE 200, WESTLAKE VILLAGE, CA 91361
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AM 5-17-2005

BY CERTIFIED MAIL 7004 2510 0004 5484 3407



SEC MAIL PROCESSING
RECEIVED
MAY 06 2005
WASH, D.C.
161
SECTION



NASD

April 20, 2005

Thomas J. Murphy
Murphy & Associates Capital, LLC
280 N. Westlake Blvd., Suite 2
Westlake Village, CA 91362

Dear Mr. Murphy:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

✓A. Facing Page
B. Information Relating to the Possession or Control Requirements under Rule 15c3-3 (Exemptive Provisions)
✓C. An Oath of Affirmation

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **May 5, 2005.** If you have any questions, please contact Michael A. Williams, Associate Examiner at (213) 613-2623.

Sincerely,

David S. Anderson
Supervisor

Enclosure

cc: Cindy Wong
Assistant Regional Director
SEC
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

JURAT

State/Commonwealth of Calif
County of Ventura } ss.


CHERYL ANN TABBI
Commission # 1410955
Notary Public - California
Ventura County
My Comm. Expires Apr 13, 2007

Place Notary Seal and/or Any Stamp Above

Subscribed and sworn to (or affirmed) before me this 4 (Date) day of May (Month), 2005 (Year), by

(1) Thomas John Murphy
Name of Signer #1

(2) ______________________
Name of Signer #2

Cheryl Ann Tabbi
Signature of Notary Public

Cheryl Tabbi, Ventura Calif
Other Required Information (Printed Name of Notary, Residence, etc.)

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Independent Auditors Report

Document Date: 12/31/04 & 2/17/05 Number of Pages: 20 (includes cover)

Signer(s) Other Than Named Above: NA

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here



RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here



MURPHY & ASSOCIATES CAPITAL, LLC

FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES AND
INDEPENDENT AUDITORS' REPORT
TO THE SECURITIES
AND EXCHANGE COMMISSION

DECEMBER 31, 2004

MURPHY & ASSOCATES CAPITAL, LLC

DECEMBER 31, 2004

TABLE OF CONTENTS



Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

Independent Auditors' Report

To the Members of
Murphy & Associates Capital, LLC:

We have audited the accompanying statement of financial condition of Murphy & Associates Capital, LLC, a California limited liability company, as of December 31, 2004, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Murphy & Associates Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Murphy & Associates Capital, LLC as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 17, 2005

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

MURPHY & ASSOCIATES CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

Assets		
Current assets		
Cash and cash equivalents	$	166,824
Receivables		3,942
Total current assets		170,766
Equipment and furniture		
Computer equipment		22,128
Furniture		7,558
		29,686
Less: accumulated depreciation		(2,120)
		27,566
Other assets		
Deposits and other assets		6,277
Total other assets		6,277
Total assets	$	204,609

Liabilities and Member's Equity		
Current liabilities		
Accounts payable and accrued expenses	$	11,338
Total current liabilities		11,338
Commitments and contingencies (Notes 1, 3 and 4)		
Member's equity		193,271
Total liabilities and member's equity	$	204,609

See notes to financial statements.

MURPHY & ASSOCIATES CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Net revenues - investment banking fees	$ 358,024
Operating expenses:	
Payroll costs	65,797
Marketing	40,355
General and administrative	653,307
Legal fees	520,726
Licenses and fees	10,875
Depreciation	2,120
Total operating expenses	1,293,180
Loss before state taxes	(935,156)
State taxes	800
Net loss	$ (935,956)

See notes to financial statements.

MURPHY & ASSOCIATES CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Member's Interest
Balance, December 31, 2003	$ 100,000
Member's contributions - cash	1,029,227
Distribution to member	-
Net loss	(935,956)
Balance, December 31, 2004	$ 193,271

See notes to financial statements.

MURPHY & ASSOCIATES CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings at January 1, 2004	$	-
Payments		-
Additions		-
Subordinated borrowings at December 31, 2004	$	-

See notes to financial statements.

MURPHY & ASSOCIATES CAPITAL, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Net cash flows from operating activities:	
Net loss	$ (935,956)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	2,120
Changes in operating assets and liabilities:	
Accounts receivable	(3,942)
Deposits and other assets	(6,277)
Accounts payable and accrued expenses	11,338
Net cash used in operating activities	(932,717)
Cash flows from investing activities:	
Acquisition of property and equipment	(29,686)
Cash used in investing activities	(29,686)
Cash flows from financing activities:	
Contributions from member	1,029,227
Cash provided by financing activities	1,029,227
Net increase in cash and cash equivalents	66,824
Cash and cash equivalents, beginning of year	100,000
Cash and cash equivalents, end of year	$ 166,824
Supplemental disclosures of cash flow information:	
Income taxes	$ 800
Interest expense	$ -

See notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Murphy & Associates Capital, LLC , formerly M & A Capital, LLC (the Company), a California limited liability company, was organized September 15, 2003 and is an investment advisor, with an emphasis in mergers and acquisitions, strategic planning, restructurings and workouts, and other financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission and National Association of Securities Dealers (NASD).

Operating Agreement

The sole member entered an Operating Agreement which has various provisions which determine, among other things, organizational matters, allocation of profits and losses, distributions to member, loans and guarantees, and the rights and duties of the member.

Revenue Recognition

Revenue from investment banking fees is recognized when services are performed and earned as determined in the agreement with the client. Investment banking fees include nonrefundable retainers and agency fees. Non-refundable retainer fees are recognized when the agreement with the client is executed and collection is reasonably assured. Fees subject to approval by the Trustee of a bankruptcy court are recognized when the fees are approved or earned pursuant to a fee application and payment has been received. Contingency fees are recognized when the services are completed and the contingency no longer exists.

Equipment and Furniture

Equipment and furniture are stated at cost. Depreciation expense is calculated on a straight-line basis method over the estimated economic useful lives of the assets, which are five to seven years. Depreciation expense for the year ended December 31, 2004 was $2,120.

Advertising Expense

Advertising and marketing expenses are expensed as incurred. Advertising and marketing expenses of approximately $40,355 was incurred in 2004.

Income Taxes

The Company has elected to be treated as a limited liability company for federal and state income tax purposes. Accordingly, the Company is not subject to federal income taxes and is subject to nominal state income taxes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The Company has not provided any allowance for client receivables as it believes all amounts are fully collectible. Accordingly, actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

During the year ended December 31, 2004, the Company had 3 clients which each accounted for more than 10 percent of its revenue.

NOTE 3. LEASE COMMITMENTS AND CONTINGENCY

(i) Office Lease

The Company entered into an office lease agreement effective May 1, 2004 which expires April 2005. The Company has the option for a one-year extension. Minimum future lease commitments under this operating lease are $24,320. Rent expense for the year ended December 31, 2004 was $53,558.

NOTE 3. LEASE COMMITMENTS AND CONTINGENCY (Continued)

(ii) Litigation

The Company was involved in litigation against the sole member's former employer (Murphy Noell Capital) and one of its members. The case was filed against the Company and its sole member for claim and delivery of certain furnishings and other property alleged to be owned by the former entity jointly owned by the Company's sole member and his former employer. Said case was dismissed by the plaintiff on December 30, 2004 without prejudice. Because the case was dismissed without prejudice, it may be refilled. The Company is not aware of any information which would indicate that the case will be refiled. No amounts have been recorded in the financial statements relating to this claim except for legal fees to defend the Company and its sole member.

NOTE 4. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 13c3-1(A)(2)(vi), the Company is required to maintain a minimum net capital, defined as the greater of $5,000 or 6 2/3 percent of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2004, the Company had net capital of $155,486, which exceeded the minimum requirement of $5,000 by $150,486, and had a net capital ratio of .07 to 1. The Company may make certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements.

NOTE 5. LIQUIDITY AND MEMBER COMMITMENT

The financial statements have been presented on the assumption that the Company will continue as a going concern. The Company has incurred a first year loss of $935,956. The Company's ability to continue as a going concern is dependent on its ability to generate sufficient cash flow from operations and obtain capital contributions from its sole member. The Company's sole member made capital contributions of $ 1,029,227 in 2004 in order to fund its operations and to meet the net capital requirements of the NASD. The Company's sole member intends to provide additional capital as may be required in order for the Company to meet its working capital needs as well as the net capital requirements of the NASD. In addition, the Company does not anticipate incurring significant legal fees in 2005.

MURPHY & ASSOCIATES CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

	Accounts From		
	Audited Financial Statements	Unaudited FOCUS Part II	Difference (A)
Total Members' Equity	$ 193,271	$ 203,391	$ (10,120)
Deductions and/or Charges			
Non-allowable assets included in the following statement of financial condition captions:			
Note receivable	-		-
Receivable, prepaid expenses and other assets	10,219	10,219	-
Furniture and equipment, net	27,566	29,686	(2,120)
Total Non-allowable Assets	37,785	39,905	(2,120)
Net capital before haircuts	155,486	163,486	(8,000)
Haircuts on securities	-	-	-
Net capital	$ 155,486	$ 163,486	$ (8,000)
Total Aggregated Indebtedness	$ 11,338	$ 3,338	$ 8,000
Minimum Net Capital - 6-2/3% of Aggregated Indebtedness	$ 756	$ 223	
Minimum Net Capital Required	$ 5,000	$ 5,000	
Excess Net Capital	$ 150,486	$ 158,486	
Excess Net Capital at 1000%	$ 154,352	$ 163,152	
Ratio of Aggregated Indebtedness to Net Capital	0.07 to 1	0.02 to 1	

See auditors' report and notes to financial statements.

MURPHY & ASSOCIATES CAPITAL, LLC

NOTES TO DIFFERENCES BETWEEN NET CAPITAL AS COMPUTED IN AUDITED STATEMENTS AND UNAUDITED FOCUS PART II FOR THE YEAR ENDED DECEMBER 31, 2004

Differences resulted primarily from the following audit adjustments for the year ended December 31, 2004.

1.	Adjustments to correct shareholders' equity		
	a. To record depreciation expense	$ (2,120)	
	b. To accrue accounting fees	(8,000)	
			$(10,120)
2	Furniture and equipment		
	a. To record depreciation expense	$ 2,120	
			2,120
	Net capital before haircuts		$ (8,000)

See auditors' report and notes to financial statements.

MURPHY & ASSOCIATES CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See auditors' report and notes to financial statements.

MURPHY & ASSOCIATES CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF ENDED DECEMBER 31, 2004

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See auditors' report and notes to financial statements.

SCHEDULE V

MURPHY & ASSOCIATES CAPITAL, LLC

SCHEDULE OF RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OR EXCLUSION THEREFROM AS OF DECEMBER 31, 2004

None required. The registrant is excluded from this requirement.

See auditors' report and notes to financial statements.

MURPHY & ASSOCIATES CAPITAL, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS
AS OF DECEMBER 31, 2004

None required. The registrant is excluded from this requirement.

See auditors' report and notes to financial statements.



Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
Murphy & Associates Capital, LLC:

In planning and performing our audit of the financial statements and supplemental information of Murphy & Associates Capital, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of members, management, the SEC, the National Association of Securities Dealers and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 17, 2005

OATH OR AFFIRMATION

I, Thomas J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murphy + Associates Capital, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director

Title

Cheryl Ann Tabbi

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CHERYL ANN TABBI
Commission # 1410955
Notary Public - California
Ventura County
My Comm. Expires Apr 13, 2007

Holthouse Carlin & Van Trigt, LLP
Certified Public Accountants
4550 East Thousand Oaks Boulevard, Suite 200
Westlake Village, CA 91362